immersed   Partnerships   Product   Team   Perks   INVEST NOW

THE NEXT DEVICE AFTER SMARTPHONES

We built the #1 AR/VR app with 1.4M users, the sleekest Visor, & an AI agent that transforms how you work.



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Min. investment: $1,000 (3% processing fee)
Interest rate: 8%

$21,055,873

Raised to date

Form C   SEC Filings   Investor Education

IMMERSED'S 3 VERTICALS

Immersed's Software



#1 productivity app on Meta's Quest Store
1.4M unique users across all headsets
1,800 years of user usage
40-60hrs per week from power users

Immersed's Visor


VISOR

2M more pixels than Apple's Vision Pro
70% lighter weight
70% less expensive
Professional aesthetic design

Immersed's AI: Curator



Voice-activated control of entire work setup
Perfect memory recall from tasks & meetings
Instant expert knowledge for any job
Proactively prioritizes to-dos by urgency

STRATEGIC PARTNERSHIPS & INDUSTRY COLLABORATIONS



OUR TRACTION

5,000+ Investors	1.4M Unique Users	$7M Revenue to date	$71M Projected Revenue	1.4B Views on Social Media	1.4M YouTube Subscribers

AS SEEN ON:

IME CNET digitaltrends Forbes THE NEW YORKER T Tec

THE SOFTWARE

Immersed: The World's Most-Used XR Work Software

Since launching in 2020, we've created the most used AR/VR App in the world with users spending over 1,800 years in headsets!

Learn more at immersed.com.

1st Place: Immersed's App

4.2
★★★★☆
3,100 ratings, 1,586 reviews

5 ★	72%
4 ★	5%
3 ★	3%
2 ★	4%
1 ★	16%

Outranking the tech giants in usage!

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2nd Place: Meta's WorkRooms App

2.8
★★★☆☆
766 ratings, 342 reviews

5 ★	31%
4 ★	11%
3 ★	10%
2 ★	8%
1 ★	40%


Visor's First Walkthrough | World's lightest EVER 4K ...
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VISOR
Watch on YouTube

THE HARDWARE

The World's Lightest
4K Per Eye Visor

Previous headsets are just too heavy, bulky, and ugly—making them undesirable for serious professionals.

So, we've collaborated with AR/VR tech giants to develop our work-focused "Visor", which is higher resolution than Apple Vision Pro, 70% lighter weight, & 70% less expensive.

Learn more at visor.com.

Lighter than your smartphone with industry-leading performance.

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THE MAGIC

Meet Curator, the Knowledge Worker's Superpower


This AI Visor makes you UNSTOPPABLE
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VISOR
SUPER HUMAN
Watch on YouTube

We all need an automated AI assistant that distills everything we observe & interact with into actionable tasks, insights, and reminders. Because Immersed has already built technology that controls your computer from a headset, we can now leverage AI to shortcut those controls for you.

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Built By AI, XR, & Startup Leaders



Renji Bijoy

Founder & CEO

Master's in AI from Georgia Tech, 800/800 Math SATs, Techstars portfolio founder (top 0.1%), Lead Software Architect @ GreatBigStory.com (3M DAUs in 2 months), 2021's Forbes 30 Under 30.



Cliff Champion

VP of Intelligent Systems

UCLA Mathematics, UCSD CS (AI), Peking University MBA. Nearly 20 years in technology startups, from AAA Games/VFX, to XR, to SaaS/Social. Previously Product Director for XR at zSpace, overseeing growth period to 1M+ global students/users.



Joe Bernardi

CTO of XR Development

Architected the #1 non-gaming app on the Oculus Store, Techstars graduate, graduated from one of the world's most prestigious VR Development Programs.



Alberto Janza

CTO of Web Infrastructure

10+ years in CTO positions at startups & large companies. Led tech transformations: road-map, budgeting, & security. Highly skilled in Cloud, Big Data, ML, DevOps, and scalable architectures.



Alissa Stearman

Chief of Staff

Built & scaled teams during hyper-growth for renowned tech giants. Acquisitions/IPOs: Yammer (acq'd by Microsoft), Uber (IPO), & sweetgreen (IPO). 15+ years in executive & business ops for tech & consumer companies.



Romeo Cabrera

Director of AI

4.0 GPA in Georgia Tech's Machine Learning Master's Program, Advisor for Udacity's Deep Learning Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using Machine Learning.



Joshua Kurikeshu

Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony Financial in 2020. Amassed 1.6B views across content created.



Ryan Yep

Head of Partnerships

Awarded "President's Club" selling SolidWorks. Created the most thriving community in the Meta Quest Store. Managed non-profit client with 8,000+ members using organizational databases, and custom processes.

25 Employees + 40 Contractors

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JOIN
PROVEN INVESTORS



Joe Lonsdale `Advisor`
Founder of Palantir and early Investor in Oculus

"Immersed's Visor reminds me of the early days of Oculus!"



Mark McClain
Founder & CEO of SailPoint

"One of the coolest companies playing in the world of spatial computing + AI technology, Immersed is a great investment opportunity."



Pat Gelsinger
Previous CEO of Intel

"This is the next generation... Visor from Immersed. Smaller, lighter... becoming my sensing device for vision, hearing, and every other aspect of human existence."

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INVESTMENT PERKS

Exclusive benefits unlocked with your investment.

New Investors (by June 30th)
8% Discount • $275M Valuation Cap   **8% OFF**

Existing Investors (by June 30th)
16% Discount • $250M Valuation Cap   **16% OFF**

Existing Investors (after June 30th)
8% Discount • $275M Valuation Cap   **8% OFF**

*Invest by June 30th to lock in your discount. After that, only the existing investor 8% discount applies.

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TIMELINE



2017

The Journey Begins

Since launching in 2017, we've created the most used AR/VR App in the world with users spending over 1,800 years in headsets.

2020

Launch on Oculus Store

Immersed was the first non-gaming app approved for the Oculus Store, attracting 52,000 new users in the first two months.






IMMERSED
🔥TRENDING: VR Offices
(Partnered w/ Facebook,
Microsoft, & HTC!)
Renji (CEO) was selected as 2021's
Forbes 30 Under 30 & was a software

2021

Fastest crowdfund to raise $8M (2 weeks)

Immersed set a record, raising **$8M in just 2 weeks** with **2,000+ investors**—all with **$0 spent on ads.**

2022

Immersed honored as
Launch Partner for Quest Pro

Immersed is selected as a launch title for Meta's Quest Pro—the first VR headset designed for enterprise use. This partnership included exclusive demonstrations in Best Buy kiosks nationwide, showcasing Immersed's innovative software to a broad audience.





2023

Immersed Announces Visor

Immersed introduced Visor, the world's lightest work-focused 4K per eye headset. Designed for professionals, Visor aims to make spatial computing compelling and accessible to the masses.

2024

Immersed hits 1B Views &
1M YouTube Subscribers

Immersed achieves massive traction, surpassing **1 billion views** and **1.5 million followers** across social media—all through **100% organic content**, with **$0 spent on ads**.



Immersed
1,000,000
Subscribers



2025

Visor Mass Production

Immersed is partnered with Qualcomm, Pegatron, and BOE to begin mass production of Visor this summer.

202X

Enabling The Physical AI Economy

Looking ahead, Immersed aims to play a pivotal role in enabling the Physical AI Economy, integrating AI with spatial computing to transform how we interact between digital and physical world.



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LOOKING AHEAD

Owning the entire technology stack, from the software to the hardware, enables Immersed to have one of the world's most valuable data engines for the imminent AI future.

Training AI from human demonstrations

PHYSICAL AI
SELF-DRIVING CARS
GENERAL ROBOTICS
AGENTIC AI
CODING ASSISTANT
CUSTOMER SERVICE
PATIENT CARE
GENERATIVE AI
DIGITAL MARKETING
CONTENT CREATION
PERCEPTION AI
2012 ALEXNET

World's Largest Human-Movement Dataset



Until now, AI has been confined to flat screens. Immersed is changing that by merging AI with spatial computing.

Beyond Repetitive Tasks – Companies like Tesla & NVIDIA train humanoid robots with bulky headsets, but they only learn small, repetitive tasks. Immersed's AI, combined with Visor's large-scale **human pose-estimation data**, enables robots to understand not just **how**, but **why** to act autonomously.

The Key? Unmatched Headset Engagement – Immersed is the **only** company in the world where users naturally wear headsets for **40-60 hours per week**, generating the **most valuable human movement dataset** —unlocking AI's potential in the real world.

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INVESTOR EDUCATION

Questions about Regulation CF

1. Why invest in startups?	+
2. How much can I invest?	+
3. How do I calculate my net worth?	+
4. What are the tax implications of an equity crowdfunding investment?	+
5. Who can invest in a Regulation CF Offering?	+
6. What do I need to know about early-stage investing? Are these investments risky?	+
7. When will I get my investment back?	+
8. Can I sell my shares?	+
9. Exceptions to limitations on selling shares during the one-year lockup period	+
10. What happens if a company does not reach their funding target?	+
11. How can I learn more about a company's offering?	+
12. What if I change my mind about investing?	+
13. How do I keep up with how the company is doing?	+
14. What relationship does the company have with DealMaker Securities?	+

Questions about this Fundraise

1. What kind of shares are you issuing? +

2. Where can I find the company's SEC filings? +

3. How much are you raising? +

4. How will I get a return on my investment? +

5. When will I receive my shares? +

6. Are there higher fees if you invest via credit card vs. ACH? +

Questions about Immersed

1. How will I (Investor) make money? +

2. How do you plan to use the proceeds from this funding round? +

3. What is the current valuation of the Company? +

4. How long before needing another round? +

5. What is the exit plan for the company? +

6. How many investors do you have already? +

7. What's the company's core business? +

8. Where are your headquarters located? +

9. How many employees does Immersed have? +

10. What does your path to profitability look like? +

11. Who are your competitors? What are your advantages? +

12. Who is the main audience for your product/service? +

13. Are you looking to partner with other companies? +

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DISQUS

JOIN THE FUTURE OF WORK REVOLUTION

Immersed is revolutionizing spatial computing, backed by Google, Qualcomm, Intel, Pegatron, and BOE. By rapidly innovating, we're pioneering a smaller, more powerful device that transforms productivity for knowledge workers.

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This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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